UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Jernigan Capital, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

476405 105

(CUSIP Number)

Kristi Jernigan

Manager

W1 Capital, LLC

6410 Poplar Ave., Suite 650,
Memphis, Tennessee 38119

(901) 567-9510

With a copy to:

Scott Lesmes

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW, Suite 2000

Washington, D.C. 20006

(202) 887-1500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	476405 105
1.	Names of Reporting Persons W1 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 436,535
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 436,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 436,535
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%*
14.	Type of Reporting Person (See Instructions) OO

* This calculation is based on 6,162,500 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 12, 2015.

CUSIP No.	476405 105
1.	Names of Reporting Persons Kristi Jernigan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,340
	8.	Shared Voting Power 436,535
	9.	Sole Dispositive Power 2,340
	10.	Shared Dispositive Power 436,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%*
14.	Type of Reporting Person (See Instructions) IN

* This calculation is based on 6,162,500 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 12, 2015.

CUSIP No.	476405 105
1.	Names of Reporting Persons Dean Jernigan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 42,251
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 42,251
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,251
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%*
14.	Type of Reporting Person (See Instructions) OO

* This calculation is based on 6,162,500 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 12, 2015.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Jernigan Capital, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on August 25, 2015, as amended on November 30, 2015 (collectively, the “Original Schedule 13D”). This Schedule 13D is being filed to reflect open market purchases by W1 Capital, LLC and Dean Jernigan since the filing of the Original Schedule 13D.

Other than as set forth below, all items in the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entity to read as follows:

“W1 Capital directly owns 436,535 shares of Common Stock.  250,000 of these shares of Common Stock were purchased in a private placement executed concurrently with the initial public offering of the Common Stock pursuant to a Private Placement Purchase Agreement (the “Private Placement Purchase Agreement”) dated as of March 26, 2015, by and between the Issuer and W1 Capital, for an aggregate purchase price of $5,000,000. The remaining 186,535 shares were purchased from time to time in a series of open market transactions between July 17, 2015 and December 22, 2015 for an aggregate purchase price of approximately $2,800,000.

All shares of Common Stock purchased by W1 Capital were acquired using investment funds provided to W1 Capital by Ms. Jernigan, and no part of the purchase price for any such shares is represented by funds that have been borrowed by W1 Capital or Ms. Jernigan for the purpose of acquiring such shares.

Ms. Jernigan directly owns 2,340 shares of Common Stock, which were purchased from time to time in a series of open market transactions between May 22, 2015 and August 12, 2015 for an aggregate purchase price of approximately $28,426. No part of the purchase price for any such shares is represented by funds that have been borrowed by Ms. Jernigan for the purpose of acquiring such shares.

Mr. Jernigan directly owns 42,251 shares of Common Stock, which were purchased in a series of open market transactions between November 20, 2015 and December 23, 2015, for an aggregate purchase price of approximately $640,000. No part of the purchase price for any such shares is represented by funds that have been borrowed by Mr. Jernigan for the purpose of acquiring such shares.”

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entity to read as follows:

“(a) According to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 12, 2015, there were 6,162,500 shares of the Issuer’s common stock outstanding as of November 12, 2015. W1 Capital directly owns 436,535 shares of Common Stock, representing approximately 7.1% of the outstanding shares of Common Stock.  Ms. Jernigan, as the sole member and manager of W1 Capital, may be deemed to beneficially own all of the shares of Common Stock directly owned by W1 Capital. Ms. Jernigan also directly owns 2,340 shares of Common Stock. Mr. Jernigan directly owns 42,251 shares of Common Stock, representing approximately 0.7% of the Issuer’s outstanding shares of Common Stock.

Mr. Jernigan disclaims beneficial ownership of all securities held by W1 Capital and Ms. Jernigan, and W1 Capital and Ms. Jernigan disclaim beneficial ownership of all securities held by Mr. Jernigan.

(b) W1 Capital and Ms. Jernigan, as the sole member and manager of W1 Capital, have shared power to vote and dispose of an aggregate of 436,535 shares of Common Stock. Ms. Jernigan has the sole power to vote and dispose of an additional 2,340 shares of Common Stock. Mr. Jernigan has the sole power to vote and dispose of 42,251 shares of Common Stock.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. The price per share, exclusive of any fees, commissions or other expenses for the purchases made by the Reporting Persons in the past 60 days are as set forth in the following table:

Reporting Person	Purchase Date	Shares Purchased	Weighted Average Price Per Share	Price Range for Shares Purchased
W1 Capital	11/12/2015	32,250	$16.23	$15.87 to $16.49
Dean Jernigan	11/20/2015	25,000	$16.20	$15.64 to $16.42
Dean Jernigan	12/02/2015	2,301	$15.29	$15.17 to $15.42
Dean Jernigan	12/03/2015	5,050	$15.39	$15.26 to $15.49
W1 Capital	12/08/2015	20,000	$15.00	$15.20 to $15.35
W1 Capital	12/09/2015	10,300	$15.05	$14.94 to $15.12
W1 Capital	12/11/2015	11,901	$15.22	$15.16 to $15.35
W1 Capital	12/14/2015	20,000	$15.25	$15.18 to $15.34
W1 Capital	12/22/2015	11,939	$16.29	$16.20 to $16.53
Dean Jernigan	12/23/2015	10,000	$16.58	$16.45 to $16.67

W1 Capital and Mr. Jernigan undertake to provide the Issuer, any stockholder of the Issuer, or the Staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

The shares were purchased in ordinary brokers’ transactions. Except as reported in this Item 5, none of the Reporting Persons has effected a transaction in shares of the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: December 23, 2015

KRISTI JERNIGAN

By:	/s/ Kristi Jernigan
	Name:	Kristi Jernigan

W1 CAPITAL LLC

By:	/s/ Kristi Jernigan
	Name:	Kristi Jernigan
	Title:	Manager

DEAN JERNIGAN

By:	/s/ Dean Jernigan
	Name:	Dean Jernigan